SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Forward looking statements

The material that follows is a presentation of general background information about BRASKEM as of the date of this presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. This presentation is strictly confidential and may not be disclosed to any other person. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on the accuracy, fairness, or completeness of the information presented herein.

This presentation contains statements that are forward -looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward -looking statements are only predictions and are not guarantees of future performance. Potential investors are cautioned that any such forward -looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environment of Braskem and its subsidiaries that may cause the actual results of these companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward -looking statements include, but are not limited to, the risks and uncertainties set forth in a prospectus that may be obtained from the underwriters. Although Braskem believes that the expectations and assumptions reflected in the forward -looking statements are reasonable, based on information currently available to Braskem’s management, Braskem cannot and does not guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward -looking statement.

Securities may not be offered or sold in the United States unless they are registered or exempt from registration under the Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the underwriters. Such prospectus will contain detailed information about BRASKEM and its business and financial results, as well as its financial statements.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

Source: CMAI and Braskem – 2005 (year-end confirmed capacities)

(*) Based on production capacity

Source: Braskem and ABIQUIM - 2004

Source: Braskem

Source: Braskem

High Standards of Corporate Governance

  A Level 1 Company in BOVESPA since February 13th, 2003
  Commitment to move up to BOVESPA’s Level 2, in 2005
  100% tag-along rights - in case of transfer of control - for all shareholders and all classes of shares
  Code of Conduct: sets values, principles and practices governing corporate behavior
•	Pre-established corporate policies:
	•	Trading of securities
	•	Financial management
	•	Insurance and Guarantees
	•	Health, Safety and Environment

  Compliance with SOx by Dec 2005

• Qualified, motivated and experienced management

• Safety performance in line with the best petrochemical companies worldwide

• All industrial plants are ISO 14001 certified

• Continuous improvement in environmental performance

      –   6% reduction in water consumption

      –   27% reduction in liquid effluents

– 39% reduction in industrial waste

• Corporate Responsibility

      - Braskem is committed to the well being of its surrounding communities through a number of programs directed towards

         • Environmental education

         • Recycling of plastic waste

         • Social and cultural inclusion

• First Brazilian company to sign the “International Statement of Cleaner Production”, a United Nations initiative in Environmental Protection

(*) NPV@risk calculated for a 5-year period at a discount rate of 11%

ERP Project: a newintegrated management system encompassing all business processes

• Investment of R$ 146 million • Implementation until January 2007 • NPV of R$ 229 million • IRR of 54%

* Compounded Annual Growth Rate

Source: The Brazilian Association of Chemical and Derivative Products (ABIQUIM) and Braskem

Source: Chemical Market Associates, Inc. (CMAI) and Braskem / 2004

Industry Consolidation: Petroquisa Option Potential for important synergies and impact on Braskem’s future cash flow

• Recent amendment establishes new terms and conditions

         • Option to increase Petroquisa’s voting capital in Braskem from 10% to 30%, through capitalization of petrochemical assets

         • List of assets to be disclosed by Petroquisa no later than September 29, 2005

         • All assets will be valued based upon respective discounted cash flow (DCF method)

         • Option deadline: December 31, 2005

Opportunities for Value Creation from aromatics, fuels and by-products

         • Paraxylene capacity increase, combined with a potential downstream integration to produce PTA

         • Start ETBE production - as an alternative to MTBE

         • Isoprene debottlenecking

         •Butadiene profitability enhancement

Product and Process Technology

         • Agreement with Basell for the development of processes and products related to the spherilene (PE) technology

         • Technology licensing for Petroquímica Paulínia

         • Development of new products and services

             - 10% of 2004 revenues from sales of new products developed in the previous 2 years

         •A pioneer in nanocomposite research in Latin America:

             - Focus on cost reduction and performance improvement for thermoplastic resins

Strategic presence in international markets

• Market leadership in the region

• Consistent operational performance

• Solid financial structure
• Ongoing competitive improvements: and ERP

• Structural market growth opportunities in the region

• Consolidation in the Brazilian Petrochemical Industry: an opportunity for value creation

• Greenfield projects in the region based upon access to competitive raw materials

• Technology autonomy to pursue internationalization

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer